Exhibit 99.5

January 8, 2021

Mr. Eric Marsh

Chief Executive Officer

Brix Oil & Gas LP

5800 Granite Parkway, Suite 550

Plano, Texas 75024

Re: Brix Oil & Gas LP
Haynesville and Mid-Bossier Shale Properties
Estimate of Reserves and Revenues
SEC Pricing Case
“As of” January 1, 2021

Dear Mr. Marsh:

At your request, W.D. Von Gonten & Co. has prepared estimates of future reserves and projected net revenues for certain property interests owned by Brix Oil & Gas LP (“Brix”). This report was prepared in accordance with guidelines specified in item 1202(a)(8) of Regulation S-K and may be used for inclusion in certain SEC filings by Brix. These properties include proved producing, proved non-producing, proved undeveloped, and probable and possible undeveloped locations located in Red River, DeSoto, Sabine, Bossier, Webster, Bienville, and Caddo Parishes, Louisiana. Our third party evaluation was completed on January 8, 2021. Our conclusions, as of January 1, 2021, are as follows:

SEC Price Case	Net to Brix Oil & Gas LP
	Proved Developed		Proved	Total	Probable	Possible
	Producing	Non-producing	Undeveloped	Proved	Undeveloped	Undeveloped
Reserve Estimates
Gas, MMcf	135,440.9	8,025.3	366,325.8	509,792.0	353,658.8	42,425.0

Revenues
Gas, $ (100) %	233,779,776	13,760,370	632,081,216	879,621,362	611,560,960	73,038,496

Total, $	233,779,776	13,760,370	632,081,216	879,621,362	611,560,960	73,038,496
Expenditures
Ad Valorem Taxes, $	6,459,619	176,428	8,980,542	15,616,589	7,453,112	1,053,211
Severance Taxes, $	5,831,759	150,407	7,944,688	13,926,854	6,630,935	803,550
Fixed Operating Expense, $	63,837,076	3,363,966	147,562,352	214,763,394	144,465,888	16,048,393
Variable Operating Expense, $	12,683,324	836,371	33,241,556	46,761,251	29,813,420	3,892,729
Marketing and Fuel, $	7,067,393	592,348	23,884,788	31,544,529	25,020,882	2,803,073

Total, $	95,879,171	5,119,520	221,613,926	322,612,617	213,384,237	24,600,956
Investments, $	2,659,772	613,058	293,421,503	296,694,333	299,899,043	36,749,289
Plugging & Abandonment, $	3,807,644	80,829	2,820,641	6,709,114	3,081,405	376,099

Total, $	6,467,416	693,887	296,242,144	303,403,447	302,980,448	37,125,388
Estimated Future Net Revenues (FNR)
Undiscounted FNR, $	131,433,192	7,946,965	114,225,032	253,605,189	95,196,288	11,312,156
FNR Disc. @ 10.0%, $	116,689,976	7,067,832	51,695,504	175,453,312	22,700,936	1,306,346

Allocation Percentage by Classification
FNR Disc. @ 10.0%	66.5%	4.0%	29.5%	100.0%	100.0%	100.0%

*	Due to computer rounding, numbers in the above table may not sum exactly.

Purpose of Report – The purpose of this report is to provide Brix with an estimate of future reserves and net revenues attributable to interests owned by Brix in the Haynesville and Mid-Bossier shale formations effective as of January 1, 2021 in accordance with the SEC guidelines.

Scope of Work – W.D. Von Gonten & Co. was engaged by Brix to develop the appropriate reserve projections and estimate the remaining reserves associated with the developed and undeveloped properties included in this report. The properties evaluated by W.D. Von Gonten & Co. represent 100% of the total net proved and undeveloped gas reserves, 100% of the probable reserves, and 100% of the possible reserves owned by Brix as of January 1, 2021. All of Brix’s probable and possible reserves are undeveloped. Once the reserves were estimated, future revenues were determined in accordance with SEC pricing effective January 1, 2021.

Reporting Requirements – Securities and Exchange Commission (SEC) Regulation S-X 210, Rule 4-10 and Regulation S-K 229, Item 1200 (as revised in December 2008, effective 1-1-10), and Accounting Standards Codification Topic 932 require oil and gas reserve information to be reported by publicly held companies as supplemental financial data. These regulations and standards provide for estimates of Proved reserves and revenues discounted at 10% and based on un-escalated prices and costs. Revenues based on alternate product price scenarios may be reported in addition to the current pricing case.

Estimates of proved, probable and possible reserves presented in the report were prepared in conformance with the Securities and Exchange Commission (SEC) definitions and requirements as set-forth in Rule 4-10(a) of Regulation S-X as required by Item 1202(a)(8)(iv) of Regulation S-K.

Projections – The attached reserves and revenue projections are on a calendar year basis with the first time period being January 1, 2021 through December 31, 2021.

Property Discussion

Brix currently owns, and operates, an approximate 88% working interest in 22 Proved Developed Producing (“PDP”) wells and an approximate 17% working interest in 112 PDP wells that Vine operates. All wells are located in Red River, De Soto, Sabine, Bossier, Webster, Bienville, and Caddo Parishes, Louisiana. All existing proved and future development wells will be producing from the Haynesville and Mid-Bossier shale formations.

Reserve Estimates

Proved Producing Reserves – Reserve estimates for the PDP properties were based on volumetric calculations, log analysis, decline curve analysis, rate transient analysis, and/or analogy to nearby production, including from other operators.

Proved Undeveloped Reserves – The undeveloped reserves were necessarily estimated using volumetric calculations, log analysis, core analysis, geophysical interpretation and/or analogy to nearby recently drilled wells with comparative completion practices to that which Brix will implement. In addition, W.D. Von Gonten & Co. has performed a field study of the Haynesville and Mid-Bossier shale plays independent of this report. Our conclusion from that field study has fortified our confidence in the producing and undeveloped reserves included herein.

Based on SEC reserves reporting requirements, only those undeveloped volumes scheduled to be drilled within five years of their initial recognition have been included within the Proved Undeveloped category of reserves. That volume, as reflected in the results table of page 1 of this report, is approximately 366,326 MMcf of natural gas.

Probable and Possible Reserves – Estimates of probable and possible reserves are inherently imprecise and are more uncertain than proved reserves but have not been adjusted for risk due to that uncertainty. Probable and possible reserves are based on geoscience and/or engineering data similar to that used in estimates of proved reserves but technical or other uncertainties preclude such reserves being classified as proved. Like the proved producing and proved undeveloped reserves, probable and possible reserves were also estimated using volumetric calculations, log analysis, core analysis, geophysical interpretation and/or analogy to nearby recently drilled wells with comparative completion practices to that which Brix will implement. In addition, W.D. Von Gonten & Co. referenced the field study of the Haynesville and Mid-Bossier shale plays independent of this report. Our conclusion from that field study has fortified our confidence in the probable and possible reserves included herein.

Brix Oil & Gas, L.P. – 01.01.21 SEC 3P Reserves Report, January 8, 2021 – Page 2

Reserves and schedules of production included in this report are only estimates. The amount of available data, reservoir and geological complexity, reservoir drive mechanism, and mechanical aspects can have a material effect on the accuracy of these reserve estimates. Due to inherent uncertainties in future production rates, well costs, commodity prices, and geologic conditions, it should be realized that the reserve estimates, the reserves recovered, the revenue derived therefrom, and the actual cost incurred could be more or less than the estimated amounts. We consider the assumptions, data, methods, and procedures used in this report appropriate hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves and future net revenues.

Product Prices

The estimated revenues shown herein were based on SEC pricing guidelines effective January 1, 2021. SEC pricing is determined by averaging the first day of each month’s closing price for the previous 12 months using published benchmark oil and gas prices. This method renders a Henry Hub gas price of $1.985/MMBtu. This price was held constant throughout the life of the properties as per SEC guidelines. A pricing differential was applied to all properties on an individual property basis in order to reflect prices actually received at the point of sale. The differential from SEC pricing reflects the loss in heating (energy) value measured in BTU’s from the Haynesville and Mid-Bossier shales. Brix provided W.D. Von Gonten & Co. an average gross heating value of 965 Btu/Scf for both shales, therefore, W.D. Von Gonten & Co. used SEC pricing less 3.5% for estimates of future reserves and projected net revenues for all developed and undeveloped Haynesville and Mid-Bossier wells in this report. The average realized price after adjustments for location and quality differentials such as transportation and BTU content for the reserves included in the report as part of the primary economic assumptions to comply with Item 1202(a)(8)(v) is $1.725/Mcf.

Operating Expenses and Capital Cost

Monthly operating expenses for wells operated by Brix and other 3rd party companies were provided by Brix. Brix provided W.D. Von Gonten & Co. Brix operated, non-operated, and a blend of both, with 12 months (December 2019—November 2020) of historical fixed and variable operating expense data. W.D Von Gonten & Co. then confirmed and applied Brix’s recommended fixed and variable costs to each individual operated and non-operated property.

Capital costs associated with the drilling and completion of future undeveloped locations were provided by Brix. Support data including drilling, completion, and facility costs, as well as current completion designs rendered applicable for future development wells were provided by Brix for wells spud from May 2019 through September 2020. Where available, these costs were further verified from recently drilled and competed wells from other regional and/or offsetting operators.

All operating expenses and capital costs were held flat for the life of the properties in accordance with SEC guidelines.

Other Considerations

Abandonment Costs – The costs necessary for abandonment of certain properties were provided by Brix. W.D. Von Gonten & Co. expresses no warranties regarding the accuracy or validity of these costs for the generation of this report.

Additional Costs – Costs were not deducted for general and administrative expenses, depletion, depreciation and/or amortization (a non-cash item) or federal income tax.

Brix Oil & Gas, L.P. – 01.01.21 SEC 3P Reserves Report, January 8, 2021 – Page 3

Data Sources – Data furnished by Brix included basic well information including daily/monthly gas and water production, flowing pressure data, costs (LOE and CAPEX), future development schedules with lateral well locations, lease acreage maps illustrating Haynesville and Mid-Bossier opportunities, and development locations for Haynesville and Mid-Bossier wells identified by Brix. Public data sources such as IHS Energy and the U.S. Geological Survey (USGS) were used to gather any additional necessary data.

Context – We specifically advise that any particular reserve estimate for a specific property not be used out of context from the overall report. The revenues and present worth of future net revenues are not represented to be market value either for individual properties or on a total property basis. The estimation of fair market value for oil and gas properties requires additional analysis other than evaluating undiscounted and discounted future net revenues.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the January 1, 2021 estimated oil and gas volumes. The reserves in this report can be produced under current regulatory guidelines. Actual future commodity prices may differ substantially from the utilized pricing scenario which may or may not extend or limit the estimated reserve and revenue quantities presented in this report.

We have not inspected the properties included in this report, nor have we conducted independent well tests. W.D. Von Gonten & Co. and our employees have no direct ownership in any of the properties included in this report. Our fees are based on hourly expenses and are not related to the reserve and revenue estimates produced in this report. The responsible technical personnel referenced below have obtained the qualifications and meet the requirements of objectivity for Qualified Reserves Evaluator employed internally by W.D. Von Gonten & Co. as set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information (2019 ed.) promulgated by the SPE.

Thank you for the opportunity to assist Brix with this report.

Respectfully submitted,

William D. Von Gonten, Jr., P.E.
TX # 73244

John M. Parker

Brix Oil & Gas, L.P. – 01.01.21 SEC 3P Reserves Report, January 8, 2021 – Page 4